EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Fourth Quarter and Year Ended December 31, 2025
Free Cash Flow of $57 million for the Fourth Quarter of 2025
ACHESON, Alberta, March 11, 2026 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2025. Unless otherwise indicated, figures are expressed in Canadian dollars with comparisons to prior periods ended December 31, 2024.
Fourth Quarter 2025 Financial Highlights:
•Combined revenue was $344.0 million and decreased 7.7% (reported revenue of $305.6 million, no change)
•Combined gross profit was $29.3 million (8.5%) and decreased 35.9% (reported gross profit of $38.8 million (12.7%), decreased 3%)
•Adjusted EPS was $(0.14) and decreased from $1.01 (basic income per share of $0.00, decreased from $0.13)
•Adjusted EBITDA was $77.6 million and decreased 28.7% (net income of $0.1 million, decreased 96%)
•Free cash flow was an inflow of cash of $57.4 million and increased $7.0 million
•Net debt was $878.5 million and decreased $25.5 million during the quarter
Fourth Quarter 2025 Operational & Corporate Highlights:
Fourth quarter operational and corporate achievements underscored our focus on growth, efficiency, and execution as we grow our scopes of work and set a strong foundation for future performance.
•The Fargo project progressed during the quarter and is nearing 85% of completion with our earthworks scopes advancing as planned. The joint venture project team provided a late-stage update with approximately $50 million of cost increases for scopes related to structures, railroads and aqueducts. Our share of the late change was one-time catch-up of $13 million and severely impacted both adjusted EBITDA and earnings per share.
•Australian operations delivered record fourth-quarter combined revenue, up 10% year-over-year, fueled by higher volumes from newly commissioned growth assets, recent contract wins and strong site performance and equipment utilization. Above average wet weather late in the quarter impacted the mines in Queensland and had a pronounced effect on the Carmichael mine given the alliance-type arrangement at that site.
•Our oil sands operations remained stable, with consistent equipment and personnel utilization from Q3 to Q4 with mechanical availability challenges having a slight impact on margins.
•On December 18, 2025, we executed a share purchase agreement to acquire Iron Mine Contracting ("IMC"), a privately owned Western Australia diversified mining services contractor. Together with our existing Australian operations, we believe the transaction will establish us as a national Tier 1 contractor in Australia, that it will broaden the regional client base, enhance the local operating platform, and position the business to participate in long-term, capital-intensive mining development programs across the country.

"2025 marked a year of record revenue for NACG, reflecting the continued growth and diversification of our global platform,” Barry Palmer, President and CEO of NACG commented. “However, earnings during the year were severely impacted by a number of extraordinary one-time project-level adjustments. Specific to the fourth quarter, we recognized a life-to-date adjustment for updated cost to complete of the structures, railroads and aqueducts within the Fargo-Moorhead flood diversion project. Notably, our portion of the project, the large-scale earthworks, have continued to perform well – as expected. In addition, above average rain events in Queensland had a negative impact late in the quarter.”
“Looking ahead, we are entering 2026 with a very different, significantly more positive and stable outlook based on clear operational priorities and strong demand across our markets,” Palmer continued. “In Australia, we are focused on optimizing our maintenance labour, improving inventory management and reducing overhead costs, while continuing to pursue growth opportunities across the region. We also look forward to welcoming Iron Mine Contracting in the coming weeks, which will expand our footprint in Western Australia and further strengthen our platform in the country. In the oil sands region, we are looking at right-sizing our fleet and improving mechanical availability as we position the business to better capture continued strong demand for mining services. A recent win in the region provides confidence of this continuing demand. In infrastructure, the successful execution of our scope of the Fargo-Moorhead project continues to strengthen our track record, and we are actively pursuing opportunities across Canada and the U.S. where our large-scale earthworks capabilities provide a clear competitive advantage.”
Financial Results for the Fourth Quarter 2025:
Combined revenue and reported revenue were generated during the quarter by the following primary segments:
•Heavy Equipment - Australia revenue increased 10% to $175.9 million from $160.3 million, primarily due to scope expansion on existing projects and continued higher volumes from three major Australian contracts secured over the past year.
•Heavy Equipment - Canada revenue decreased 10% to $127.9 million from $141.6 million, primarily due to reduced scopes at the Syncrude mines and the divestiture of the ultra-class 797 fleet, partially offset by the ramp-up of a stream diversion project at the Kearl mines.
•Revenue generated by joint ventures and affiliates, net of eliminations, decreased 43% to $38.4 million from $67.1 million, primarily attributed to the combination of a $12.9 million adjustment to Fargo revenue, reflecting updated forecasted costs associated with the bridge portion of the project, decreased activity from the Mikisew North American Limited Partnership, and lower revenue contributions from the Nuna Group of companies.
Gross profit for the current quarter came in lower than the prior year. Heavy Equipment - Australia recorded a steady gross margin percentage in the current year of 15.5%, compared to the prior year 15.2%. Heavy Equipment - Canada margins were impacted by mechanical availability issues driving higher costs. Combined gross profit was largely impacted by the downward revision to the forecast margin on the Fargo project.
The Q4 adjusted EBITDA was lower year-over-year due to the same factors that impacted gross profit and equity earnings on our joint ventures. Adjusted EPS of $(0.14) compared to $1.01 in the prior year Q4 reflects our earnings and the impact of a higher average share count of 28.2 million (up from 26.8 million in 2024 Q4), driven by the issuance of 3.0 million shares from convertible debentures in February 2025, partially offset by share repurchases.
Strong free cash flow for the quarter was $57.4 million and was primarily based on adjusted EBITDA of $77.6 million offset by sustaining capital additions ($7.6 million) and cash interest expense ($15.3 million).
Declaration of Quarterly Dividend
On March 9, 2026, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on March 26, 2026. The Dividend will be paid on April 9, 2026, and is an eligible dividend for Canadian income tax purposes.

Outlook for 2026
Our operational priorities for 2026 are:
•Safety - safety-first mentality across all global operations - ensuring EVERYONE GETS HOME SAFE;
•Australian workforce mix - optimize heavy equipment maintenance workforce mix in Australia, following the improvements implemented in the second half of 2025;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - upon the expected completion of the Iron Mine Contracting transaction, commission the expanded fleet in Western Australia to support growth and operational scale;
•Civil execution - deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and
•Mechanical availability - continue to improve mechanical availability and reliability of a right-sized heavy equipment fleet in the oil sands region.
Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure Tier 1 scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards across North America - targeting nation-building projects in Canada and mass civil earthwork scopes in the United States for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever increasing mine scopes in both countries are issued and awarded.
The following table provides projected key measures for 2026 and actual results of 2025. Inclusive of IMC, the 2026 outlook is based on strong proforma contractual backlog of $3.9 billion, $1.2 billion of which relates to 2026, and a total bid pipeline of $12.6 billion. The bid pipeline amount includes $4.6 billion in active tender.

Key measures	2025 Actual	2026 Outlook
Combined revenue(i)	$1.5B	$1.5 - $1.7B
Adjusted EBITDA(i)	$357M	$380 - $420M
Free cash flow(i)	$61M	$110 - $130M
(i)See "Non-GAAP Financial Measures".
“Our 2026 outlook is supported by strong visibility, with approximately $1.2 billion of revenue already secured, representing roughly 75% of our midpoint revenue guidance,” said Jason Veenstra, Chief Financial Officer of NACG. “Beyond that, we continue to see a promising bidding environment with a sizeable pipeline currently already in active tender and procurement processes. Based on historical performance and current operating plans, we expect a stable first half of 2026 fairly consistent with the Q4 run rate, excluding the Fargo impacts, followed by stronger second half of the year as newly commissioned equipment, IMC integration benefits, and typical seasonal activity drive increased performance.”

Results for the three months and year ended December 31, 2025
Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2025	2024	2025	2024
Revenue	$305,576	$305,590	$1,284,291	$1,165,787
Cost of sales(i)	214,221	215,285	904,775	770,800
Depreciation(i)	52,515	50,090	217,232	185,005
Gross profit(i)	$38,840	$40,215	$162,284	$209,982
Gross profit margin(i)(ii)	12.7%	13.2%	12.6%	18.0%

Total combined revenue(ii)	344,013	372,738	1,496,582	1,415,329
Combined gross profit(ii)	$29,284	$45,694	$163,511	$234,085
Combined gross profit margin(ii)	8.5%	12.3%	10.9%	16.5%

General and administrative expenses (excluding stock-based compensation)(ii)	14,944	13,245	50,758	45,854
Stock-based compensation expense (benefit)	2,168	5,625	(432)	8,706
Operating income(i)	20,063	20,768	109,181	153,264
Interest expense, net	16,027	14,401	58,931	59,340
Net income(i)	125	3,506	33,834	44,009
Comprehensive (loss) income(i)	(458)	1,058	44,323	43,314

Adjusted EBITDA(i)(ii)	77,643	108,883	356,549	410,115
Adjusted EBITDA margin(i)(ii)(iii)	22.6%	29.2%	23.8%	29.0%

Free cash flow(ii)	57,445	50,481	61,164	17,963

Per share information
Basic net income per share	$0.00	$0.13	$1.18	$1.64
Diluted net income per share	$0.00	$0.13	$1.14	$1.51
Adjusted EPS(ii)	$(0.14)	$1.01	$1.06	$3.78
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months and year ended December 31, 2025, tomorrow, Thursday, March 12, 2026, at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 33259

A replay will be available through April 10, 2026, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 33259
Playback Passcode: 33259

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=7273AAD5-F43A-4771-A1B2-021084A7BB7C
A replay will be available until April 10, 2026, using the link provided.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the three months and year ended December 31, 2025, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2025 Q4 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in Significant Accounting Policy - Basis of Presentation
Effective the first quarter of 2025, we changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to note 24 in the consolidated financial statements for the period ended December 31, 2025.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2026.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months and year ended December 31, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage, and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin" "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$125	$3,506	$33,834	$44,009
Adjustments:
Stock-based compensation expense (benefit)	2,168	5,625	(432)	8,706
Loss on disposal of property, plant and equipment	1,166	126	822	767
Unrealized foreign exchange (gain) loss	(42)	1,592	647	1,601
Change in FV of contingent obligations - estimate adjustments	(20,111)	9,464	(41,684)	36,049
Loss (gain) on derivative financial instruments	8	(4,797)	9,354	(3,952)
Equity investment loss (gain) on derivative financial instruments	816	(173)	3,582	2,633
Equity investment restructuring costs	—	—	—	4,517
Depreciation expense relating to early component failures	—	—	4,274	—
Acquisition costs	475	—	475	—
Canadian organizational realignment costs	1,980	—	1,980	—
Post-acquisition asset relocation and integration costs	—	10,111	1,640	10,111
Loss on customer bankruptcy	869	—	869	—
Equity investment loss on customer solvency settlement	4,296	—	4,296	—
Loss on extinguishment of customer claim	—	8,866	—	8,866
Write-down on assets held for sale	—	—	—	4,181
Tax effect of the above items	3,985	(7,278)	10,749	(16,169)
Adjusted net (loss) earnings(i)(ii)	$(4,265)	$27,042	$30,406	$101,319
Adjustments:
Tax effect of the above items	(3,985)	7,278	(10,749)	16,169
Income tax expense (benefit)	6,396	(849)	22,640	15,960
Equity Investment EBIT(i)	(15,978)	5,076	(12,035)	12,228
Equity loss (earnings) in affiliates and joint ventures	14,713	(5,754)	11,331	(15,299)
Change in FV of contingent obligations - interest accretion	2,905	4,797	14,775	17,157
Interest expense, net	16,027	14,401	58,931	59,340
Adjusted EBIT(i)(ii)	$15,813	$51,991	$115,299	$206,874
Adjustments:
Depreciation	52,515	50,090	217,232	185,005
Amortization of intangible assets	521	328	1,955	1,254
Depreciation expense relating to early component failures	—	—	(4,274)	—
Write-down on assets held for sale	—	—	—	(4,181)
Equity investment depreciation and amortization	8,794	6,474	26,337	21,163
Adjusted EBITDA(i)(ii)	$77,643	$108,883	$356,549	$410,115
Adjusted EBITDA margin(i)(ii)(iii)	22.6%	29.2%	23.8%	29.0%
(i) The prior year amounts are adjusted to reflect a change in presentation. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$(14,713)	$5,754	$(11,331)	$15,299
Adjustments:
Gain on disposal of property, plant and equipment	(139)	(237)	(26)	(595)
Income tax benefit	(1,242)	(901)	(1,019)	(1,599)
Interest expense (income), net	116	460	341	(877)
Equity investment EBIT(i)	$(15,978)	$5,076	$(12,035)	$12,228
(i) See "Non-GAAP Financial Measures"

Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Revenue from wholly-owned entities per financial statements	$305,576	$305,590	$1,284,291	$1,165,787
Share of revenue from investments in affiliates and joint ventures	101,914	134,348	494,600	517,137
Elimination of joint venture subcontract revenue	(63,477)	(67,200)	(282,309)	(267,595)
Total combined revenue(i)	$344,013	$372,738	$1,496,582	$1,415,329
(i) See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Gross profit from wholly-owned entities per financial statements	$38,840	$40,215	$162,284	$209,982
Share of gross (loss) profit from investments in affiliates and joint ventures	(9,556)	5,479	1,227	24,103
Combined gross profit(i)(ii)(iii)	$29,284	$45,694	$163,511	$234,085
Combined gross profit margin(i)(ii)(iii)	8.5%	12.3%	10.9%	16.5%

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Change in significant accounting policy".
(iii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$125	$3,506	$33,834	$44,009
Interest from convertible debentures (after tax)	—	—	2,977	5,998
Diluted net income available to common shareholders(i)	$125	$3,506	$36,811	$50,007

Adjusted net (loss) earnings(i)(ii)	$(4,265)	$27,042	$30,406	$101,319

Weighted-average number of common shares	28,238,872	26,800,922	28,657,472	26,772,113
Weighted-average number of diluted shares	29,110,709	27,800,953	32,266,129	33,053,877

Basic net income per share	$0.00	$0.13	$1.18	$1.64
Diluted net income per share	$0.00	$0.13	$1.14	$1.51
Adjusted EPS(ii)	$(0.14)	$1.01	$1.06	$3.78

(i) The prior year amounts are adjusted to reflect a change in presentation. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
Net Debt

(dollars in thousands)	December 31, 2025	December 31, 2024
Credit Facility(i)	$174,156	$395,844
Equipment financing(i)	309,238	253,639
Mortgage(i)	26,742	27,600
Senior-secured debt(ii)	510,136	677,083
Senior unsecured notes	350,000	—
Contingent obligations(i)	63,453	127,866
Convertible debentures(i)	55,000	129,106
Cash	(100,128)	(77,875)
Net debt(ii)	$878,461	$856,180

(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".

Free Cash Flow

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$56,173	$100,551	$264,089	$241,219
Cash used in investing activities(i)	(33,364)	(79,326)	(264,830)	(298,295)
Effect of exchange rate on changes in cash	(688)	1,400	1,430	353
Add back of growth and non-cash items included in the above figures:
Buyout of BNA Remanufacturing LP	—	4,210	—	4,210
Growth capital additions(ii)	35,937	23,646	111,741	84,633
Capital additions financed by leases(ii)	(613)	—	(51,266)	(14,157)
Free cash flow(i)	$57,445	$50,481	$61,164	$17,963

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2025	2024(i)
Assets
Current assets
Cash	$100,128	$77,875
Accounts receivable	148,928	166,070
Contract assets	30,472	4,135
Inventories	75,660	69,027
Prepaid expenses and deposits	6,925	7,676
Assets held for sale	107	683
	362,220	325,466
Property, plant and equipment	1,358,852	1,251,874
Operating lease right-of-use assets	10,734	12,722
Investments in affiliates and joint ventures	70,416	84,692
Intangible assets	12,333	9,901
Other assets	5,198	9,845
Total assets	$1,819,753	$1,694,500
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$102,054	$110,750
Accrued liabilities	89,308	78,010
Contract liabilities	22,848	1,944
Current portion of long-term debt	160,557	84,194
Current portion of contingent obligations	34,597	39,290
Current portion of operating lease liabilities	1,495	1,771
	410,859	315,959
Long-term debt	749,829	719,399
Contingent obligations	28,856	88,576
Operating lease liabilities	9,698	11,441
Other long-term obligations	22,607	44,711
Deferred tax liabilities	141,283	125,378
	1,363,132	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2025 - 28,821,481 (December 31, 2024 – 27,704,450))	282,957	228,961
Treasury shares (December 31, 2025 - 871,244 (December 31, 2024 - 1,000,328))	(14,993)	(15,913)
Additional paid-in capital	2,807	20,819
Retained earnings	176,463	156,271
Accumulated other comprehensive income (loss)	9,387	(1,102)
Shareholders' equity	456,621	389,036
Total liabilities and shareholders' equity	$1,819,753	$1,694,500

(i) The prior year amounts are adjusted to reflect a change in presentation. See "Change in significant accounting policy".

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2025	2024(i)
Revenue	$1,284,291	$1,165,787
Cost of sales	904,775	770,800
Depreciation	217,232	185,005
Gross profit	162,284	209,982
General and administrative expenses	50,326	54,560
Amortization of intangible assets	1,955	1,391
Loss on disposal of property, plant and equipment	822	767
Operating income	109,181	153,264
Equity loss (earnings) in affiliates and joint ventures	11,331	(15,299)
Interest expense, net	58,931	59,340
Change in fair value of contingent obligations	(26,909)	53,206
Loss (gain) on derivative financial instruments	9,354	(3,952)
Income before income taxes	56,474	59,969
Current income tax expense (benefit)	7,961	(3,270)
Deferred income tax expense	14,679	19,230
Net income	33,834	44,009
Other comprehensive income
Unrealized foreign currency translation (gain) loss	(10,489)	695
Comprehensive income	$44,323	$43,314

Per share information
Basic net income per share	$1.18	$1.64
Diluted net income per share	$1.14	$1.51

(i) The prior year amounts are adjusted to reflect a change in presentation. See "Change in significant accounting policy".